SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to Ruled 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. ____)

AXYN CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

054634 10 0
(CUSIP Number)

October 6, 1999
(Date of Event Which Requires Filing of This
Statement)

	Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

__/ Rule 13d-1(b)

__/ Rule 13d-1(c)

X_/ Rule 13d-1(d)

1.	Names of Reporting Persons/I.R.S. Identification
Nos. of Above Persons (Entities Only) Robert Lloyd Bell

2.	Check the Appropriate Box if a Member of a Group
(See Instructions) (a) __/ (b) __/.

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Canada

Number of Shares Beneficially Owned by Each Reporting
Person With (Items 7-10):

5.	Sole Voting Power: 3,152,952

6.	Shared Voting Power: 0

7.	Sole Dispositive Power: 3,152,952

8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each
Reporting Person: 3,152,952

10.	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares __/ (See Instructions)

11.	Percent of Class Represented by Amount in Row
(9) 18.62%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a). Name of Issuer

Axyn Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
2 Gurdwara Road
Suite 208
Nepean, Ontario, Canada K2E 1A2.

Item 2(a) Name of Person Filing:

Robert Lloyd Bell

Item 2(b) Address of Principal Business Office, or, if None,
Residence:

2 Gurdwara Road
Suite 208
Nepean, Ontario, Canada K2E 1A2.

Item 2(c) Citizenship

Canada

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

054634 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

	(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
Act.

	(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

	(e) _[ ] An investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E).

	(f) [ ] An employee benefit plan or endowment fund in accordance with section240.13d-1(b)(1)(ii)(F) ;

	(g) [ ] A parent holding company or control person in accordance with section240.13d-1(b)(1)(ii)(G) ;

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

	(j) [ ] Group, in accordance with section240.13d-1(b)(1)(ii)(J) .

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a) Amount beneficially owned: 3,152,952

	(b) Percent of class: 18.62

	(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,152,952.

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,152,952.

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

	None.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.

	Not Applicable.

Item 8. Identification and Classification of Members of the Group.

	Not Applicable.

Item 9. Notice of Dissolution of Group.

	Not Applicable.

Item 10. Certifications.

(a) The following certification shall be included if the statement is filed pursuant to section240.13d-1(b) :

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to section240.13d-1(c) :

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2000
(Date)

/s/ ROBERT LLOYD BELL
(Signature)

ROBERT LLOYD BELL
(Name and Title)